UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **March 31, 2009**

FelCor Lodging Trust Incorporated
(Exact name of registrant as specified in its charter)

Maryland	**001-14236**	**75-2541756**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

545 E. John Carpenter Frwy., Suite 1300	
Irving, Texas	**75062**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(972) 444-4900**

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 – Registrant's Business and Operations

Item 1.01 **Entry into a Material Definitive Agreement.**

On March 31, 2009, FelCor/CSS (SPE), L.L.C., a subsidiary of FelCor Lodging Trust Incorporated (the "Company") and FelCor Lodging Limited Partnership (the "Partnership"), entered into a Loan Agreement (the "Loan Agreement") with The Prudential Insurance Company of America providing for a loan in the original principal amount of up to $120 million (the "Loan"). The Loan has a term of five years and bears an annual interest rate of 9.02 percent. The Loan Agreement includes rights to prepayment and partial release of properties, subject to certain conditions, and is subject to acceleration upon the occurrence of certain events of default. The Loan is secured by first priority mortgages on seven hotel properties directly owned by the borrower and is nonrecourse to the borrower, except for certain customary carveouts for which the borrower may have recourse liability. The Company and the Partnership are the jointly and severally liable for the recourse liability of the borrower under the Loan Agreement. The proceeds of the Loan were used to repay the balance of approximately $116 million on an existing loan with Prudential secured by the same properties that would have matured on April 1, 2009.

Section 2 — Financial Information

Item 2.03 **Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.**

On March 31, 2009, pursuant to the terms of the Loan Agreement, certain subsidiaries of the Company and the Partnership incurred direct financial obligations in the amount of up to $120 million. See Item 1.01 above, which is incorporated herein by reference.

Section 8 — Other Events

Item 8.01 Other Events

On March 31, 2009, the Company issued a press release announcing the closing of the Loan. A copy of the press release is attached as Exhibit 99.1 to this Current Report and is incorporated by reference herein.

Section 9 — Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description of Exhibit
99.1	Press Release dated March 31, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FELCOR LODGING TRUST INCORPORATED

Date: April 2, 2009

By: /s/Jonathan H. Yellen

Name: Jonathan H. Yellen

Title: Executive Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
99.1	Press Release dated March 31, 2009



FelCor Lodging Trust Incorporated
545 E. John Carpenter Freeway, Suite 1300
Irving, Texas 75062-3933
P 972.444.4900   F 972.444.4949
www.felcor.com   NYSE: FCH

Exhibit 99.1

For Immediate Release:

FELCOR ANNOUNCES CLOSING OF $120 MILLION LOAN

IRVING, Texas…March 31, 2009 – FelCor Lodging Trust Incorporated (NYSE: FCH) today announced that it has closed on a $120 million secured loan with Prudential Mortgage Capital Company. The new loan replaces an existing $116 million mortgage loan that was to mature on April 1, 2009.

The non-recourse loan is secured by seven hotels, representing 1,920 guest rooms. The term of the loan is five years and bears a fixed interest rate of 9.02 percent. The Company's next significant debt maturity is not until May 2010. FelCor continues to progress on the completion of a new $200 million secured term loan to replace its existing line of credit. The new loan is not subject to any corporate financial covenants.

"We are pleased to have successfully refinanced our only significant 2009 debt maturity. The current lending environment remains very difficult, and our long-term relationship with Prudential was important in obtaining this financing," said Andrew J. Welch, FelCor's Executive Vice President and Chief Financial Officer.

FelCor, a real estate investment trust, is the nation's largest owner of upper upscale, all-suite hotels. FelCor owns interests in 88 hotels and resorts, located in 23 states and Canada. FelCor's portfolio consists mostly of upper upscale hotels, which are flagged under global brands such as Embassy Suites Hotels®, Doubletree®, Hilton®, Renaissance®, Sheraton®, Westin® and Holiday Inn®. Additional information can be found on the Company's Web site at www.felcor.com.

Contact:
Stephen A. Schafer, Vice President Strategic Planning & Investor Relations
(972) 444-4912   sschafer@felcor.com

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